UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China, 610000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

JIADE LIMITED Announces Share Consolidation and Change of Authorized Share Capital

JIADE LIMITED, a Cayman Islands company (the “Company”), today announced that the Company plans to effect a consolidation of all of the Company’s authorized issued and unissued ordinary shares on a 10:1 basis (the “Share Consolidation”), which was approved by the Company’s board of directors on April 20, 2026 and May 12, 2026, and approved by the Company’s shareholders on May 4, 2026. As a result of the Share Consolidation, each of the 20,000,000 authorized ordinary shares, consisting of (a) 15,800,000 Class A ordinary shares of a $0.0025 par value each, (b) 3,000,000 Class B ordinary shares of a $0.0025 par value each, and (c) 1,200,000 preference shares in the Company of $0.0025 of a par value each, will automatically be consolidated into to 2,000,000 ordinary shares, consisting of (a) 1,580,000 Class A ordinary shares of a par value of $0.025 each, (b) 300,000 Class B ordinary shares of a par value of $0.025 each, and (c) 120,000 preference shares of a par value of $0.025 each, without any further action on the part of the shareholders.

In addition, the Company also plans to effect a change in its authorized share capital (the “Change of Authorized Share Capital”), which was also approved by the Company’s board of directors on April 20, 2026, and approved by the Company’s shareholders on May 4, 2026. Pursuant to the Change of Authorized Share Capital, the Company’s authorized share capital will be increased from $50,000 divided into 2,000,000 ordinary shares of a par value of $0.025, consisting of (a) 1,580,000 Class A ordinary shares of a par value of $0.025 each, (b) 300,000 Class B ordinary shares of a par value of $0.025 each, and (c) 120,000 preference shares of a par value of $0.025 each, to an aggregate of (i) $50,000 divided into 2,000,000 ordinary shares, consisting of (a) 1,580,000 Class A ordinary shares of a par value of $0.025 each, (b) 300,000 Class B ordinary shares of a par value of $0.025 each, and (c) 120,000 preference shares of a par value of $0.025 each; and (ii) $50,000 divided into 2,000,000,000 ordinary shares, consisting of (a) 1,988,800,000 Class A ordinary shares of a par value of $0.000025 each (the “Class A Ordinary Shares”), (b) 10,000,000 Class B ordinary shares of a par value of $0.000025 each (the “Class B Ordinary Shares”), and (c) 1,200,000 preference shares of a par value of $0.000025 each (the “Preference Shares”) (the “Increase in Authorized Share Capital”). Immediately following the Increase in Authorized Share Capital, the Company will issue (i) an aggregate of approximately 1,537,272 Class A Ordinary Shares to all the existing holders of the Class A ordinary shares of a par value of $0.025 each and each holder will be issued such shares pro-rata to their existing shareholding ratio of the Company, and (ii) 294,209 Class B Ordinary Shares to JD LIYUAN LIMITED (together, the “Issuance of Shares”). The Issuance of Shares will not affect the relative shareholding percentages of any shareholder in the Company. Following the Issuance of Shares, the Company will repurchase all of the approximately 1,537,272 issued Class A ordinary shares of $0.025 par value each and 294,209 Class B ordinary shares of $0.025 par value each held by its shareholders and simultaneously cancel such shares. Lastly, the Company will cancel all 2,000,000 of its remaining authorized but unissued ordinary shares of $0.025 par value. As a result of the Share Consolidation and Change of Authorized Share Capital, the Company’s authorized share capital will become $50,000 divided into 2,000,000,000 shares, consisting of (i) 1,988,800,000 Class A Ordinary Shares of a par value of $0.000025 each, (ii) 10,000,000 Class B Ordinary Shares of a par value of $0.000025 each, and (iii) 1,200,000 Preference Shares of a par value of $0.000025 each.

Beginning with the opening of trading on June 1, 2026, the Company’s Class A Ordinary Shares will trade on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “JDZG,” but under the new CUSIP number G7396L137. No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive any such additional fraction of one share of the relevant class rounded up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: May 27, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Co-Chief Executive Officer

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